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PHILIP T. HINKLE

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

October 24, 2024

Via EDGAR

David P. Mathews
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Sound Point Meridian Capital, Inc. Registration Statement on Form N-2 File Nos. 333-282187 and 811-23881

Dear Mr. Mathews:

This letter responds to comments that you conveyed via a letter dated October 18, 2024 with respect to the registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2024 on behalf of Sound Point Meridian Capital, Inc. (the “Company”). The Company has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Company undertakes to file a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment”), which will reflect the disclosure changes discussed below.

On behalf of the Company, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

General Comments

1.	Comment: We note that substantial portions of the filing are incomplete. A full review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment.

2.	Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Company acknowledges the Staff’s comment and so confirms.

David P. Mathews October 24, 2024 Page 2

3.	Comment: In correspondence, confirm whether FINRA has approved the underwriting terms of the Company’s offering of Series A Preferred Shares, or if exempt from FINRA’s corporate financing rule, please identify the exemption being relied upon.

Response: The Company supplementally advises the Staff that FINRA has approved the underwriting terms of the Company’s offering of Series A Preferred Shares, and has issued a “No Objections” letter to the same effect.

4.	Comment: The prospectus for the Company’s common share offering suggested that you anticipated paying stable distributions to common shareholders even if it necessitated a return of capital and that, at least initially, the distribution would equal approximately 12% annualized of the initial offering price per share. In correspondence, please explain how the proposed offering of Series A Preferred Shares is expected to impact the outstanding common shareholders and, if material, where and how you have or will disclose the impact.

Response: The Company supplementally advises the Staff that the Company expects the proposed offering of the Series A Preferred Shares to impact the outstanding common shareholders in the same manner as increasing the Company’s leverage would impact such shareholders. As the Company’s leverage increases, the Company expects that returns to its common shareholders will increase, although the risk of loss will increase as well. The Company respectfully refers the Staff to its risk factor titled “[w]e may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us,” in which the Company discloses the risks associated with increasing the Company’s leverage, including through the issuance of preferred shares.

Prospectus

Cover Page

5.	Comment: Include a brief description of how the public offering price will be determined, either as a footnote to the Offering Table or in the “Underwriting” section of the Prospectus. Also include, if applicable, any difference in price available to individuals as compared to groups of individuals, the underwriter, or Company affiliates.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment. The Company supplementally confirms that there will be no differences in price available as between individuals and groups of individuals.

David P. Mathews October 24, 2024 Page 3

Prospectus Summary

Portfolio Composition (page 5)

6.	Comment: Please update details in respect of the Company’s portfolio and its operations here, and throughout the Registration Statement, as of the most current available date (e.g., as of September 30, 2024) in the pre-effective amendment.

Response: The Company notes that, to the extent that more recent information is available, disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

Recent Developments (page 7)

7.	Comment: Please disclose the loan-to-value ratio restriction under your Credit Agreement and, to the extent you have borrowings outstanding, disclose the total amount of borrowings and loan-to-value ratio as of a recent date. In addition, please clarify the reference to “capital contributions received from [y]our investors.”

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

Summary Risk Factors (page 8)

8.	Comment: Regarding the “Limited Prior Offering History” risk, please also note the recent date upon which the Company commenced its operations, in addition to its date of formation.

Response: The Company notes that disclosure in the “Limited Prior Operating History” summary risk factor, as well as the corresponding disclosure in the “We have a limited prior operating history as a closed-end investment company” risk factor, have been revised in the Pre-Effective Amendment in response to the Staff’s comment.

9.	Comment: Please revise and update your Summary Risk Factors to address material risks associated with an investment in the Company’s Series A Preferred Shares (e.g., duration risk).

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

Risk Factors

Risks Relating to an Investment in Series A Preferred Shares (pages 35-36)

10.	Comment: To aid investors’ understanding, please expand the disclosure regarding the impact of increases in market yields (page 36) to clarify what is meant by market yields, and describe the impact of interest rate fluctuations on market yields and, in turn, on secondary market prices.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

David P. Mathews October 24, 2024 Page 4

Special Note Regarding Forward-Looking Statements

11.	Comment: Please revise the reference to the Registration Statement as a “prospectus supplement” (page 51) as this is an initial registration statement and prospectus in respect of the Series A Preferred Shares offering.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

Use of Proceeds (page 52)

12.	Comment: The disclosure states that net proceeds from the sale of Series A Preferred Shares will be invested in accordance with the Company’s investment objective and strategies and for general working capital purposes. In correspondence, please confirm whether any part of the net proceeds from this offering will be used as a return of capital to any of the Company’s shareholders.

Response: The Company supplementally confirms that the net proceeds from this offering are not intended to be used as a return of capital to any of the Company’s shareholders. The use of proceeds from this offering are limited to those uses disclosed in the “Use of Proceeds” section of the Pre-Effective Amendment.

13.	Comment: The “Risks Related to the Offering” section (page 37) states that management will have broad discretion as to the use of proceeds of this offering and cannot specify with certainty all of the particular uses of the net proceeds of this offering. Please acknowledge in the “Use of Proceeds” section the potential for other uses of offering proceeds in the discretion of management, and elaborate on what those potential uses of the proceeds might be.

Response: The Company has revised the risk factor titled “[m]anagement will have broad discretion as to the use of proceeds, if any, from this offering and may not use the proceeds effectively” to clarify that management will have broad discretion as to the use of proceeds in accordance with the intended uses as disclosed in the “Use of Proceeds” section. The Company supplementally advises the Staff that it does not intend to use the offering proceeds for uses beyond those that are stated in the “Use of Proceeds” section.

Description of Our Series A Preferred Shares

14.	Comment: We note the statement in the first paragraph of page 89 that the summary disclosure is not necessarily complete and is subject, and entirely qualified by, reference to the certificate of incorporation, bylaws, and Series A Certificate of Designations. Please remove this statement or include a new statement indicating that the description describes the material terms of the Series A Preferred Shares preferred stock.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment to state that the summary disclosure describes the material terms of the Series A Preferred Shares.

David P. Mathews October 24, 2024 Page 5

15.	Comment: Also in the first paragraph, you state that the Series A Certificate of Designations is attached as Appendix A. However, it does not appear in Appendix A of the Registration Statement, and Part C indicates it will instead be filed pre-effectively as an exhibit to the Registration Statement. Please clarify or correct the disclosure in this regard. Once filed, the [S]taff may have further comments as to the terms of the Certificate and its description in the Registration Statement.

Response: The Company notes that the Series A Certificate of Designations has been attached as Appendix B to the Pre-Effective Amendment and attached as an exhibit to the Pre-Effective Amendment. Where applicable, the Company has updated references in the Pre-Effective Amendment to so indicate.

16.	Comment: The disclosure in the “Ranking” sub-section (page 89), and elsewhere throughout the Registration Statement, refers generally to the rights of Series A Preferred Shares holders to receive both dividends and distributions. Please confirm to the [S]taff in correspondence, and clarify in the disclosure, the extent to which there exists potential additional rights to dividends or distributions, other than the preferred dividend and the liquidation distribution.

Response: The Company supplementally confirms to the Staff that no potential additional rights to distributions or dividends exist for the Series A Preferred Shares, other than the preferred dividend and the liquidation distribution.

17.	Comment: In the “Ranking” sub-section, please also expand the disclosure to clarify that, subject to the asset coverage requirements of the 1940 Act, the Company may issue indebtedness that is senior in right of payment to the Series A Preferred Shares without the vote or consent of Series A Preferred Shares holders.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

18.	Comment: In the “Dividends” / “Dividend Periods” subsection (page 89), please describe how the Company will notify Series A Preferred Shares holders of the applicable record dates for each dividend payment.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

19.	Comment: In the “Modification” sub-section (page 96), please clarify that, consistent with other provisions of the Series A Certificate of Designations, no modification made to cure any ambiguity, or correct or supplement any provision, without the consent of Series A Preferred Shares holders, will materially or adversely affect any preference, right or powers of those preferred shareholders.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

David P. Mathews October 24, 2024 Page 6

Underwriting

20.	Comment: Please update the disclosure in the “Alternative Settlement Cycle” sub-section (page 99) to reflect recent amendments to Exchange Act Rule 15c6-1 that became effective on May 28, 2024, with regard to required settlement times.

Response: The Company notes that disclosure has been revised in the Pre-Effective Amendment in response to the Staff’s comment.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3460 if you wish to discuss this correspondence further.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Harry S. Pangas, Dechert LLP
Nicholas Chionchio, Dechert LLP
Steven B. Boehm, Eversheds Sutherland (US) LLP
Payam Siadatpour, Eversheds Sutherland (US) LLP
Christian Sandoe, Securities and Exchange Commission
Jay Williamson, Securities and Exchange Commission
Mindy Rotter, Securities and Exchange Commission